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AB*
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UN
SECURITIES ANI 09058572
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24784

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Certigroup, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8302 Gulf of Mexico Blvd
(No. and Street)

Marathon (City) FL (State) 33050 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman Werbner 800-324-6982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kolkhorst & Kolkhorst CPA's
(Name – *if individual, state last, first, middle name*)

9977 W Sam Houston Pkwy N, #150 (Address) Houston, TX (City) (State) 77064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman Werbner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Certigroup, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

SHEILA CANTLER
Notary Public - State of Florida
My Commission Expires Nov 20, 2011
Commission # DD 736326
Bonded Through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIGROUP, INC.
December 31, 2008 and 2007

Table of Contents

KOLKHORST & KOLKHORST
CERTIFIED PUBLIC ACCOUNTANTS

9977 W. SAM HOUSTON PKWY., N., SUITE 150
HOUSTON, TEXAS 77064

(281) 477-9100
FAX: (281) 477-9191
WWW.KOLKHORSTCPAS.COM

Independent Auditors' Report

To the Board of Directors
Certigroup, Inc.
Marathon, Florida

We have audited the accompanying balance sheets of Certigroup, Inc. as of December 31, 2008 and 2007. These balance sheets are the responsibility of the Company's management. Our responsibility is to express an opinion on these balance sheets based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for opinion.

In our opinion, the balance sheets referred to above present fairly, in all material respects, the financial position of Certigroup, Inc. as of December 31, 2008 and 2007 in conformity with the accounting principles generally accepted in the United States of America.

Kolkhorst & Kolkhorst

Houston, Texas
February 20, 2009

CERTIGROUP, INC.
BALANCE SHEETS
December 31, 2008 and 2007

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents, including interest bearing deposits of $ 0 in 2008 and $98,043 in 2007	$ 29,188	$ 174,549
Accounts receivable	12,023	11,050
Total current assets	41,211	185,599
OTHER ASSETS		
Certificates of deposit	405,035	299,081
Prepaid insurance	15,254	17,796
Total other assets	420,289	316,877
PROPERTY AND EQUIPMENT	12,393	13,662
Less accumulated depreciation	(10,061)	(11,702)
Total property and equipment	2,332	1,960
TOTAL ASSETS	$ 463,832	$ 504,436

LIABILITIES AND STOCKHOLDER'S EQUITY

	2008	2007
CURRENT LIABILITIES		
Accounts payable	$ -0-	$ -0-
LONG-TERM DEBT		
Subordinated debentures	350,000	350,000
Total liabilities	350,000	350,000
STOCKHOLDER'S EQUITY		
Common stock of $.01 par value; 100,000 shares authorized , issued and outstanding	10,000	10,000
Retained earnings	103,832	144,436
Total stockholder's equity	113,832	154,436
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 463,832	$ 504,436

CONFIDENTIAL

See independent auditors' report and accompanying notes to financial statements.

Note A – GENERAL INFORMATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Certigroup, Inc. (the "Company") is a registered broker and dealer in securities under the Securities Exchange Act of 1934 (the "ACT"). The Company changed names effective January 13, 1998 from Norman Werbner Investments, Inc. The Company is based in Marathon, Florida and operates throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the classified balance sheet and the statements of cash flows, the Company considers all highly liquid investments, with a maturity of three months or less, to be cash equivalents.

Revenues

The Company's primary source of revenues is from the placement of certificates of deposit and the management of portfolios. Revenues and related expenses are recorded upon completion and submission of all applicable agreements.

Accounts Receivable

The Company records an allowance for uncollectible accounts receivable when management determines that full collection my be doubtful. Company management is not aware of any significant concentrations of credit or market risk related to receivables or other financial instruments reported in these financial statements.

Property, Equipment and Depreciation

Property and equipment are carried at cost. Depreciation is computed using the straight-line method, based on the estimated useful lives of the related assets. Fully depreciated assets are carried on the books until the date of disposal or retirement. Depreciation for the years ending December 31, 2008 and December 31, 2007 amounted to $1,358 and $956, respectively.

Fair Value Measurements

In September 2006, the FASB issued a SFAS No. 157 "Fair Value Measurements" in order to establish a single definition of fair value and a framework for measuring fair value in generally accepted accounting principles (GAAP) that is intended to result in increased consistency and comparability in fair value measurements. SFAS No. 157 also

increased consistency and comparability in fair value measurements. SFAS No. 157 also expands disclosures about fair value measurements. SFAS No. 157 applies whenever other authoritative literature requires (or permits) certain assets or liabilities to be measured at fair value, but does not expand the use of fair value. SFAS No. 157 was originally effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those years with early adoption permitted.

In early 2008, the FASB issued Staff Position (FSP) FAS-157-2, "Effective Date of FASB Statement No. 157," which delays by one year, the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The delay pertains to items including, but not limited to, non-financial assets and non-financial liabilities initially measured at fair value in a business combination, non-financial assets (such as real estate or donations in kind) recorded at fair value at the time of donation, and long-lived assets measured at fair value for impairment assessment under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets".

The company adopted the portion of SFAS No. 157 that has not been delayed by FAS-157-2 as of the beginning of its 2008 fiscal year, and plans to adopt the balance of its provisions as of the beginning of its 2009 fiscal year. Items carried at fair value on a recurring basis (to which SFAS No. 157 applies in 2008) consist of financial instruments which are valued primarily based on quoted prices in active or brokered markets for identical as well as similar assets and liabilities. The Company also uses fair value concepts to test various long-lived assets for impairment. The Company is continuing to evaluate the impact the standard will have on the determination of fair value related to non-financial assets and non-financial liabilities in post-2008 years.

Note B – ELECTION UNDER SUBCHAPTER S

The absence of a provision for income taxes at December 31, 2008 and 2007 is due to the election by the Company, and consent by its stockholder, to include his respective share of taxable income of the Company in his individual tax return. As a result, no federal income tax is imposed on the Company. This election under Subchapter S of the Internal Revenue Code was effective March 1, 2002.

Note C – STOCKHOLDER EQUITY

In accordance with Rule 15c3-1 of the 1934 SEC Act, the Company is required to maintain net capital, as defined, such that the Company's aggregate indebtedness, as defined, shall not exceed fifteen times its net capital. The Company must also maintain net capital, as defined, of at least $250,000 for 2008 and $250,000 for 2007. The Company was in compliance with both requirements at December 31, 2008 and 2007, and for the years then ended.

Note D – SUBORDINATED DEBENTURES

Norman Werbner, the 100% shareholder, sole director and President of Certigroup, Inc., entered into a subordinated loan agreement for the equity capital with the Company on June 17, 1998, whereby Mr. Werbner loaned the Company $100,000. The NASD accepted the provisions of the subordinated loan agreement for equity capital effective July 18, 1998. FINRA (the Financial Industry Regulatory Authority) accepted the extension of the maturity date to December 31, 2012 on December 21, 2007. Interest at 18% on the loan is payable monthly.

Mr. Werbner entered into an additional subordinated loan agreement for the equity capital with the Company on November 29, 2004, whereby Mr. Werbner loaned the Company an additional $250,000. The NASD accepted the provisions of this subordinated loan agreement for equity capital effective December 15, 2004. FINRA (the Financial Industry Regulatory Authority) accepted the extension of the maturity date to December 31, 2012 on December 21, 2007. Interest at 18% on the loan is payable monthly.

Note E – PREPAID INSURANCE

The prepaid insurance at December 31, 2008 and 2007 represents the purchase by the Company of a long term health care policy for the shareholder. Each year a portion of this policy is amortized and distributed to the shareholder.

Note F – OTHER INCOME

In 2007, the NASD consolidated with the New York Stock Exchange Member Regulation and formed the Financial Industry Regulatory Authority (FINRA). FINRA paid every NASD member firm $35,000 to reflect the cost savings resulting from the consolidation.

CERTIGROUP, INC.
BALANCE SHEETS
December 31, 2008 and 2007

KOLKHORST & KOLKHORST
CERTIFIED PUBLIC ACCOUNTANTS
HOUSTON, TEXAS